

Mail Stop 7010

July 19, 2006

<u>via U.S. mail and facsimile</u>

Ku-Taek Lee
Chief Executive Officer
POSCO Center
892 Daechi-4dong
Kangnam-gu, Seoul, 135-777 Korea

> **RE: POSCO**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 12, 2006**
> **File No. 1-13368**

Dear Mr. Lee:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We note from your disclosure on page 6 that export sales accounted for 26.5% of your total sales volume for steel products in 2005 and that export sales to Asia

accounted for 74.4% of these sales. You disclose on page 74 that most of your exports are denominated in dollars. Given that the US dollar is not your functional currency or presumably that of your Asian customers, please explain, in detail, your consideration of whether your sales contracts have embedded foreign currency derivatives, as discussed in paragraphs 12 and 15 of SFAS 133.

Additionally, you disclose on page 6 that the raw materials and equipment that you purchase from overseas sources are denominated primarily in US dollars. Based on your disclosures on pages 20 and 35, it appears that you import much of your raw materials pursuant to long-term contracts with vendors operating in countries where the local currency is other than the US dollar. Given that the US dollar is not your functional currency, please explain, in detail, your consideration of whether your purchase contracts have embedded foreign currency derivatives, as discussed in paragraphs 12 and 15 of SFAS 133.

Consolidated Statements of Income, page F-4

2. We note that you present ordinary income per share on the face of your income statement. Please tell us whether this measure is required or expressly permitted under Korean GAAP. If so, please provide us with an English translation of the relevant standard under Korean GAAP. If not, please tell us your basis for presenting basic ordinary income per share on the face of your income statement. Refer to Item 10(e)(1)(ii)(C) and the note to paragraph 10(e) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-7

3. You have included in operating activities a material line item for "Others" under Adjustments to reconcile net income to net cash provided by operating activities. Please provide to us the detail of this line, along with any narrative that will be helpful to our understanding of this particular line item.

Note 1 – Consolidated Companies, page F-9

4. You consolidate SEO MUEUN Development Inc., Dongwoosa Service, VSC POSCO Steel Corporation, POSMETAL Co. Ltd. and Samjung Packing and Aluminum, although your ownership percentage is 50% or less for each entity. Citing relevant accounting literature, please tell us, in detail, how you determined that it was appropriate to consolidate these companies under US GAAP. If you determined that consolidation was immaterial to your financial statements, please provide your SAB 99 analysis to support your conclusion. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.

5. We note that you own 100% of POSCO Bioventures, but you do not consolidate this entity. Please tell us whether the exclusion of this entity is material to your financial statements and if so, tell us the authoritative literature supporting your accounting under US GAAP. As part of your response, please tell us how management decisions are made for POSCO Bioventures, given that you are prohibited from engaging in management activities, including whether your management rights and restrictions arise from practice or contract. Alternatively, if the exclusion is immaterial, please provide your SAB 99 analysis. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.

6. You present subsidiaries excluded from consolidation on page F-14. If material, please explain, in detail, your basis in US GAAP for determining that it is appropriate to exclude each of these entities (with the exception of Domestic Metapolis) from consolidation. Alternatively, if the exclusion is immaterial, please provide your SAB 99 analysis. The quantitative portion of your SAB 99 analysis should present the effect of consolidation on revenues, gross profit, operating income, net income, current assets, total assets, current liabilities, and total liabilities.

Note 2 – Summary of Significant Accounting Policies, page F-15

Income Taxes, page F-20

7. You disclose that POSAM and 22 other overseas subsidiaries record taxes payable as income tax expense in accordance with the applicable tax laws. Please clarify this disclosure. It appears that you recognize deferred tax assets and liabilities for POSCO, POSCO E&C, 16 other domestic subsidiaries, POSA, and four other overseas subsidiaries in accordance with SFAS 109, but that you account for POSAM and 22 other overseas subsidiaries differently. If you do

account for POSAM and the 22 other overseas subsidiaries in accordance with SFAS 109, please revise your disclosures in future filings to clarify this point. In your response, please show us what your future revisions will look like. If you do not account for POSAM and the 22 other overseas subsidiaries in accordance with SFAS 109, please tell us the effect of doing so on your US GAAP reconciliation for all periods presented.

Note 8 – Property, Plant and Equipment, page F-39

8. We note from your disclosure on page F-39 that the revaluation surplus amounted to $W4,144 billion. Please clarify to us why the amount on page F-39 differs from the revaluation surplus of W3,234 billion in Note 18 – Capital Surplus, and the fixed asset revaluation adjustment to remove the effects of the revaluation in your reconciliation of shareholder's equity from Korean GAAP to US GAAP as of December 31, 2005 of W(150) billion.

Note 17 – Commitments and Contingencies, page F-48

9. We note you have issued guarantees for affiliated and related companies. In future filings, please include the disclosures required by paragraph 13 of FIN 45.

Exhibits 12.1 and 12.2 - Certifications

10. In future, filings please exclude the titles of your officers in your 302 Certifications. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief